Exhibit R

			Where and how the
	Amount of		transaction was
Date of Transaction	Securities Sold	Price Per Share	effected
07/02/09	6,337	$6.4500	Open Market
07/02/09	174	$6.5000	Open Market
07/06/09	50,000	$6.1500	Open Market
07/06/09	20,000	$6.2500	Open Market
07/07/09	1,510	$6.1000	Open Market
07/07/09	1,200	$6.1100	Open Market
07/07/09	2,263	$6.1200	Open Market
07/07/09	7,335	$6.1300	Open Market
07/07/09	850	$6.1500	Open Market
07/08/09	261	$6.2500	Open Market